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Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Advanced Micro Devices, Inc.

Schedule TO-I

File No. 005-07443

Dear Ms. Duru:

On behalf of Advanced Micro Devices, Inc. (“AMD” or the “Company”), we confirm receipt of the letter dated July 7, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Schedule TO-I, as amended (the “Schedule TO”). We are responding to the Staff’s comments on behalf of AMD, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. AMD’s responses follow each of the Staff’s comments.

Simultaneously with the filing of this letter, AMD is filing Amendment No. 2 to Schedule TO (“Amendment No. 2”), which incorporates AMD’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 2, which is specifically marked to show changes made to the Schedule TO, are being submitted to the Staff via Federal Express.

Schedule TO-I

Exhibit 99(A)(1)(i): Offering Memorandum

Summary Term Sheet – Questions and Answers, page 1

“Who is eligible to participate in this offer…”, page 4

1.

You disclose that the offer is open to all employees residing in a country “other than Russia and otherwise where this Offer is not prohibited under local regulations…” In the question and answer that follows you disclose that persons who change their residence to Russia or a country where the offer is otherwise prohibited under local regulations will not be eligible to tender. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretative guidance in section II.G.1 of SEC Release 33-8957. If you are relying on the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions. Accordingly, please confirm supplementally whether any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer, or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Response: In response to the Staff’s comment, the Company supplementally confirms that the exclusion of employees resident in Russia is related to the overall compensatory purpose of the offer. The compensatory purpose of the offer is to provide employees with an opportunity to effectively exchange their current options for replacement options at a lower exercise price. The Company has determined that it can best accomplish its compensation objectives by excluding foreign employees in Russia from participating in the offer. This determination is based in part on the limited number of employees residing in Russia and the limited number of otherwise eligible options held by these employees. This determination is also based on recent amendments to the Russian Securities Law, which affect the ability of United States issuers to issue stock-based awards to employees in Russia. The new amendments may require United States issuers to register the issuance of stock-based awards with Russia’s Federal Service for the Financial Markets. Registering the issuance of replacement options for a limited number of employees would require the Company to incur significant expenses. Given the potential non-compliance with local securities laws, the Company believes that the cost of compliance would outweigh the compensatory benefit of extending the offer to those employees. We note that there are only three eligible employees in Russia with an aggregate of 10,117 shares of common stock subject to such employees’ eligible options. Therefore, rather than extending the offer to all employees regardless of location, the Company has determined that its foreign employees in Russia may be more efficiently compensated through other means. The Company is considering alternative compensation policies for the three Russian employees who are not eligible to participate in the offer. Based on the foregoing, the Company believes that limiting the offer to employees who are residents of the United States and foreign jurisdictions other than Russia is consistent with the stated policy of the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001) (the “Exemptive Order”) to allow the Company the ability to structure exchange offers in a manner consistent with its compensation policies and practices.

Furthermore, the Company supplementally advises the Staff that with respect to the exclusion of employees resident in any other country where the offer is prohibited under local regulations, the Company is not relying on the Exemptive Order. Rather, the Company is relying on Rule 13e-4(f)(9)(ii), which provides that the all-holders rule in Rule 13e-4(f)(8)(i) does not prohibit an issuer or affiliate from excluding from a tender offer all security holders in a jurisdiction where the issuer or affiliate is prohibited from making the tender offer by applicable law. Therefore, although the Company currently does not believe that it will be required to exclude any employees in a foreign jurisdiction other than Russia due to local regulations, the Company believes that the disclosure that excludes employees in any other country where the offer is prohibited under local regulations is appropriate.

This Offer, page 12

2.	While the replacement grant date for persons who reside in the United States is defined as the expiration date of the offer, the Offer to Purchase indicates that the replacement grant date for persons residing outside of the United States could be “modified” as required by local tax laws. Please revise to explain how this modification would impact both the timing of receipt of replacement options in the offer and the new exercise price determined as of the replacement grant date (as modified) for eligible employees who reside outside of the United States.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 and elsewhere throughout the Offer to Purchase to delete the language indicating that the replacement grant date for persons residing outside of the United States could be modified as required by local tax laws because the replacement options for eligible employees who reside outside of the United States will be issued at the same time as the replacement options for eligible employees who reside in the United States.

3.	Further to our comment above, please supplementally advise us of the approximate time lag between expiration and the replacement grant date for persons who do not reside in the United States. Advise us supplementally of the consideration given, if any, of the prompt payment provisions specified in Rule 14e-1(c) and whether a modified replacement grant date complies with such provision.

Response: In response to the Staff’s comment, further to the response to comment 2 above, the Company has revised the disclosure throughout the Offer to Purchase to delete the language indicating that the replacement grant date for persons residing outside of the United States could be modified as required by local tax laws. Therefore, there will be no time lag between expiration and the replacement grant date for persons who do not reside in the United States.

4.	It appears that replacement options could theoretically be granted to different groups of employees on different dates based on whether the eligible employees reside in the United States or a foreign jurisdiction. Could this result in tendering option holders receiving differing amounts of consideration, given that the new exercise price and exchange ratio will be determined based on the closing price of the company’s common stock on the actual replacement grant date? If so, tell us why you believe this is consistent with Rule 13e-4(f)(8)(ii).

Response: In response to the Staff’s comment, further to the responses to comments 2 and 3 above, the Company has revised the disclosure throughout the Offer to Purchase to delete the language indicating that the replacement grant date for persons residing outside of the United

States could be modified as required by local tax laws. Therefore, the replacement options will not be granted to different groups of employees on different dates based on whether the eligible employees reside in the United States or a foreign jurisdiction and will not result in the tendering option holders receiving differing amounts of consideration.

Procedures for Electing to Exchange Options, page 14

5.	In your response letter, tell us how you disseminated the Offering Memorandum. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the eligible holders and the manner in which they typically receive company communications. We may have additional comments.

Response: In response to the Staff’s comment, the Company disseminated the offer documents via a .pdf copy attached to the e-mail sent to all eligible option holders. The Company believes it has complied with the dissemination requirements of Rule 13e-4(e) by providing a .pdf copy of all offer documents available to option holders in the e-mail sent to all eligible option holders, making electronic links to the offer documents available to option holders via the offer website and by providing instructions for requesting paper copies of the offer documents and election forms from the Company in the Instructions Forming Part of the Terms and Conditions of the Offer, included in Exhibit (a)(1)(v) to the Schedule TO.

The Company respectfully advises the Staff that e-mail is the primary means of communication at AMD and, as such, AMD provides its employees with Company e-mail accounts and access to the Company’s intranet site and external websites. As the primary means of communication, employees regularly check and read their Company e-mails in the ordinary course of performing their duties. As such, the e-mail correspondence sent to employees at their Company e-mail addresses provides timely and adequate notice to such employees that information for them is available.

6.	The Offer to Purchase omits reference to the paper election form that persons may opt to use instead of the website. We note that the option to use a paper election form and the means by which persons must tender such form are more clearly described in other exhibits. Please revise the Offer to Purchase document to clearly specify that paper election forms are available, may be used at the tendering holder’s option, and indicate how such forms must be validly returned.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of the Offer to Purchase to specify clearly that paper election forms are available, that such paper election forms may be used to tender eligible options and the manner in which such election forms must be validly returned.

Withdrawal Rights, page 15

7.	We note you restrict holders’ means of withdrawal to the form such holders used to tender. Tell us the consideration given if any, to the possibility that an eligible employee who tendered via one means may not have access to the same means but may have access to alternative methods of submitting their withdrawal on a date prior to expiration. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing in this manner is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 and elsewhere throughout the Offer to Purchase to clarify that any eligible employee who tendered eligible options may withdraw his or her tender at any time during the period such tender offer remains open and in any valid manner, in compliance with Rule 13e-4(f)(2).

Section 6. Conditions of the Exchange Offer, page 16

8.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company acknowledges and understands that it may be required to extend the offer and recirculate new disclosure to security holders in the event a material condition is waived and a sufficient number of days does not remain in the offer period.

9.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company acknowledges and understands that in the event an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will promptly inform holders of eligible options how it intends to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Additional Information, page 22

10.	Please revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. For example, include the ratio of earnings to fixed charges disclosure.

Response: In response to the Staff’s comment, the Company has revised the Offer to Purchase to include complete summarized financial information required by Item 1010(c) of Regulation M-A. Please refer to page 23 of the Offer to Purchase.

Miscellaneous, page 28

11.	Refer to comment 1 above and the disclosure in the last paragraph on page 28. While you may make the offer only to employees in certain jurisdictions where eligibility is based on a compensation-related reason, you may not rely on the all-holders/best-price exemption in the global exemptive order for option exchange offers (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001) to restrict access to the offer solely because of your failure to satisfy local law in a given jurisdiction. Please revise the disclosure here accordingly.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is not relying on the Exemptive Order to exclude from the offer persons who reside in a jurisdiction where making of the offer is not in compliance with applicable law. Rather, the Company is relying on Rule 13e-4(f)(9)(ii), which provides that the all-holders rule in Rule 13e-4(f)(8)(i) does not prohibit an issuer or affiliate from excluding from a tender offer all security holders in a jurisdiction where the issuer or affiliate is prohibited from making the tender offer by applicable law after a good faith effort by the issuer or affiliate to comply with such applicable law. Therefore, the Company believes that the disclosure in the last paragraph on page 28 is appropriate.

*        *        *

Additionally, at the Staff’s request, we have provided concurrently with this letter, a written statement from AMD acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, on the final day that participants can tender their options, which is scheduled for July 27, 2009. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 470-4877.

Very truly yours,

/s/ Andrew S. Williamson
Andrew S. Williamson, Esq. of Latham & Watkins LLP

cc:	Faina Medzonsky, Esq., Advanced Micro Devices, Inc.

Hollis O’Brien, Esq., Advanced Micro Devices, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Errol H. Hunter, Esq., Latham & Watkins LLP

Alice M. Chung, Esq., Latham & Watkins LLP